CUSTODY AGREEMENT

This agreement, effective as of April 10, 2025 (the "Effective Date"), is made between **UMB Bank, n.a.**, a national banking association with its principal place of business located in Kansas City, Missouri ("Custodian") and **each of the Funds listed on Appendix B hereof** (collectively, the "Funds" and, together with Custodian, the "Parties").

WHEREAS, each Fund is formed as listed on Appendix B hereto and managed by its Board of Directors (together with the investment advisers or sub-advisers, if any, the "Manager").

WHEREAS, pursuant to the terms of each Fund's operating agreement, partnership agreement, or other organizational document (the "Organizational Document"), the Fund is authorized to issue, offer, and sell interests in the Fund representing interests in a separate portfolio of securities and other assets ("Interests") in reliance upon exemptions provided in the Securities Act of 1933 and the securities laws of the various states for transactions not involving any public offering.

WHEREAS, under the terms of a Confidential Private Placement, Information or Offering Memorandum, or such other offering document (the "Offering Memorandum"), the Manager will invest (or cause to be invested) the proceeds of each offering of Interests in accordance with the investment objectives and restrictions set forth therein and in the Organizational Document.

WHEREAS, each Fund desires to appoint Custodian as its custodian for the custody of Assets (as defined below) owned by such Fund, which Assets are to be held in such accounts as the Fund may establish.

WHEREAS, Custodian is willing to accept such appointment on the terms and conditions hereof.

NOW, THEREFORE, in consideration of the mutual promises contained herein, the Parties, intending to be legally bound, mutually covenant and agree as follows:

1.   APPOINTMENT OF CUSTODIAN. The Fund hereby constitutes and appoints Custodian as custodian of Assets belonging to the Fund which have been or may be delivered to and accepted by Custodian. Custodian accepts such appointment as a custodian and agrees to perform the duties and responsibilities of Custodian as set forth herein on the conditions set forth herein. For purposes of this Agreement, the term "Assets" means Securities, Underlying Shares, monies, and other property held by Custodian for the benefit of the Fund. "Securities" means stocks, bonds, rights, warrants, certificates, instruments, obligations, and all other negotiable or non-negotiable paper commonly known as Securities which have been or may be delivered to and accepted by Custodian. The term "Securities" shall not include Underlying Shares. "Underlying Shares" means uncertificated shares of, or other interests in, other investment funds, accounts or vehicles, including, but not limited to, mutual funds.

2.   INSTRUCTIONS.

        (a)   An "Instruction" means a request, direction, instruction or certification initiated by a Fund and conforming to the terms of this paragraph. An Instruction may be transmitted to Custodian by any of the following means:

                (1)   a writing manually signed on behalf of a Fund by an Authorized Person (as defined below);

(2)   a telephonic or other oral communication from a person Custodian reasonably believes to be an Authorized Person;

(3)   a facsimile transmission that Custodian reasonably believes has been signed or otherwise originated by an Authorized Person;

(4)   a communication effected through the internet or web-based functionality (including without limitation, emails, data files, and other communications) on behalf of the Fund ("Electronic Communication"); or

(5)   other means reasonably acceptable to both Parties.

Instructions in the form of oral communications shall be confirmed by such Fund by either a writing (as set forth in (1) above), a facsimile (as set forth in (3) above), or an Electronic Communication, but the lack of such confirmation shall in no way affect any action taken by Custodian in reliance upon such oral Instructions prior to Custodian's receipt of such confirmation. The Fund authorizes Custodian to record any and all telephonic or other oral Instructions communicated to Custodian. The Parties acknowledge and agree that (A) with respect to Instructions transmitted by facsimile, Custodian cannot verify that the signature of an Authorized Person has been properly affixed and (B) with respect to Instructions transmitted by an Electronic Communication, Custodian cannot verify that the Electronic Communication has been initiated by an Authorized Person. Accordingly, Custodian shall have no liability as a result of actions taken in reliance on unauthorized facsimile or Electronic Communication Instructions. Custodian recommends that any Instructions transmitted by a Fund via email be done so through a secure system or process.

(b)   "Special Instructions" mean Instructions countersigned or confirmed in writing by the Treasurer or any other officer of the Manager or a Fund, which countersignature or confirmation shall be on the same instrument containing the Instructions or on a separate instrument relating thereto.

(c)   Instructions and Special Instructions shall be delivered to Custodian at the address and/or telephone, facsimile transmission or email address agreed upon by the Parties.

(d)   Where appropriate, Instructions and Special Instructions shall be continuing Instructions.

(e)   An Authorized Person shall be responsible for assuring the accuracy and completeness of Instructions. If Custodian reasonably determines that an Instruction is unclear or incomplete, Custodian may notify the Fund of such determination, in which case such Fund shall be responsible for delivering to Custodian an amended Instruction. Custodian shall have no obligation to take any action until an Authorized Person re-delivers an Instruction to Custodian that is clear and complete.

(f)   The Fund shall be responsible for delivering Instructions or Special Instructions to Custodian in a timely manner, after considering such factors as the involvement of subcustodians, brokers or agents in a transaction, time zone differences, reasonable industry standards, etc. Custodian shall have no liability if the Fund delivers Instructions or Special Instructions after any deadline established by Custodian.

(g)   By providing Instructions to acquire or hold Foreign Assets, a Fund shall be deemed to have confirmed to Custodian that it has considered and accepted responsibility for all Sovereign Risks and Country Risks (each as defined in Section 6(a) below) associated with investing in a particular country or jurisdiction. "Foreign Assets" means any Asset (including foreign currencies) for which the primary market is outside the United States and any cash or cash equivalents that are reasonably necessary to effect a Fund's transactions in those Assets.

(h)   Each Fund acknowledges that, where Instructions or Special Instructions require Custodian to prepare and submit forms, letters, or other writings to third parties on behalf of the Fund, including but not limited to subscription agreements, investor questionnaires, or any document that performs the same function as a subscription agreement (a "Subscription Agreement"), redemption requests, stock transfers, and exchanges of cash for Underlying Shares ("Writings"), Custodian will prepare but not submit such Writings unless and until all required information necessary to complete a Writing has been submitted by an Authorized Person. The Funds shall make Authorized Persons available during normal business hours to work with Custodian and its affiliates to complete such Writings. Custodian shall not be liable for its obligations with respect to Writings if such failure results from any delay, error, unavailability, or inaccuracy in an Instruction or Special Instruction provided by a Fund or an Authorized Person.

Without limiting the foregoing, the Fund has sole responsibility of the accuracy and completeness of all information provided in a Subscription Agreement, regardless of whether Custodian or its affiliates assist in the completion of the Subscription Agreement. In the event that the investment fund rejects a Subscription Agreement, the Fund will be solely responsible for completing a new Subscription Agreement for the Underlying Share.

By providing an Instruction or Special Instruction to complete a Subscription Agreement or other such Writing, the Fund certifies that it has read and approved the relevant offering documents and the Subscription Agreement or other Writing required to be submitted to invest in the foregoing investment. The Fund has sole responsibility for any representations in Subscription Agreements or to any other person or entity regarding the Fund's qualifications to invest in underlying funds, the Fund's status under any anti-money laundering or similar statutes, the Fund's financial status or condition, or any other information relating to the Fund. The Fund hereby represents that any such representations are accurate and complete. Representations regarding such matters in any Subscription Agreement are representations of the Fund (and not of Custodian).

3.   **DELIVERY OF CORPORATE AND OTHER DOCUMENTS**.

        (a)   Each Party represents that (1) its execution of this Agreement does not violate any of the provisions of its respective charter, articles of incorporation, partnership agreement, declaration of trust, articles of association or bylaws; (2) all required corporate or organizational action to authorize the execution and delivery of this Agreement has been taken; and (3) the person signing this Agreement is authorized to bind it (and, in the case of a Fund, that the person signing this Agreement is authorized to bind the Fund).

        (b)   Upon request, each Fund shall provide to Custodian documentation regarding the Fund, including, by way of example: a Fund's Offering Memorandum, Organizational Document, by-laws (or other similar agreement governing the Fund's operations), resolutions, the investment management or investment advisory agreement between the Fund and the Manager, W-9s and other tax-related documentation, compliance policies and procedures and other compliance documents, etc.

        (c)   Each Fund shall promptly deliver to Custodian copies of the resolution(s) of such Fund and its Manager (and all amendments or supplements thereto), properly certified or authenticated, designating certain partners, managing members, directors, officers, employees, and/or agents of such Fund and the Manager who will have continuing authority to certify to Custodian: (1) the names, titles, signatures, and scope of authority of all persons authorized to give Instructions or any other notice, request, direction, instruction, certificate or instrument on behalf of the Fund and the Manager; and (2) the names, titles, and signatures of those persons authorized to countersign or confirm Special Instructions on behalf of the Fund and the Manager (in each such case, an "<u>Authorized Person</u>"). Such resolutions and certificates may be accepted and relied upon by Custodian as conclusive evidence of the facts set forth therein and shall be considered to be in full force and effect until delivery to Custodian of a similar resolution or certificate to the contrary; **provided however that** Custodian may rely upon any written designation furnished by the Manager designating persons authorized to countersign or confirm Special Instructions (as provided in Section 2(b)). Upon delivery of a certificate which deletes or does not include the name(s) of a person previously authorized to give Instructions or to countersign or confirm Special Instructions, such person shall no longer be considered an Authorized Person authorized to give Instructions or to countersign or confirm Special Instructions. Unless the certificate specifically requires that the approval of anyone else will first have been obtained, Custodian will be under no obligation to inquire into the right of the person giving such Instructions or Special Instructions to do so. Notwithstanding any of the foregoing, no Instructions or Special Instructions will be deemed to authorize or permit any partner, managing member, director, officer, employee, or agent of the Fund, the Manager, or the Investment Manager to withdraw any of the Assets upon the mere receipt of such authorization, Special Instructions, or Instructions from such partner, managing member, director, officer, employee, agent, or Manager.

(d)   Each Fund shall promptly provide to Custodian completed Subscription Agreements and any other applicable documentation for the Fund's investment in any underlying investment companies. Such investments will only be Securities (and therefore Assets of a Fund) upon receipt by Custodian of completed Subscription Agreements for the Fund. Each Fund undertakes to work with Custodian to ensure that quarterly confirmations, and any documentation representing changes to the Fund's holding in such investment (such as related to an "add-on" purchase), are provided to Custodian as soon as practicably possible.

4.   POWERS AND DUTIES OF CUSTODIAN AND DOMESTIC SUBCUSTODIAN. Except for Assets held by any Foreign Subcustodian, Interim Subcustodian or Special Subcustodian appointed pursuant to Sections 5(b), (c), or (d) of this Agreement, Custodian shall have and perform the powers and duties hereinafter set forth in this Section 4. For purposes of this Section 4, all references to powers and duties of the "Custodian" shall also refer to any Domestic Subcustodian appointed pursuant to Section 5(a).

(a)   <u>Safekeeping</u>. Custodian will keep safely the Assets which are delivered to and accepted by it. Custodian shall notify a Fund if it is unwilling or unable to accept custody of any Asset. Custodian shall not be responsible for any property of a Fund not delivered to Custodian or for any pre-existing faults or defects in Assets that are delivered to Custodian.

(b)   <u>Manner of Holding Securities</u>.

(1)   Custodian shall at all times hold Securities of each Fund either:

(A)   by physical possession of the share certificates, completed Subscription Agreements, or other instruments representing such Securities (in registered or bearer form) (i) in the vault of Custodian, Domestic Subcustodian, a Special Custodian, depository or agent of Custodian; or (ii) in an account maintained by Custodian or agent at a Securities System (as hereinafter defined); or

(B)   in book-entry form by a Securities System in accordance with the provisions of sub-paragraph (3) below.

(2)   Custodian may hold registrable portfolio Securities (which have been delivered to it in physical form) by registering the same in the name of a Fund (or its nominee) or in the name of Custodian (or its nominee) for whose actions such Party shall be fully responsible. Upon the receipt of Instructions, Custodian shall hold such Securities in street certificate form, so called, with or without any indication of representative capacity. However, unless it receives Instructions to the contrary, Custodian will register all such portfolio Securities in the name of Custodian's authorized nominee. All such Securities shall be held in an account of Custodian containing only assets of the Fund or only assets held by Custodian for the benefit of customers; **provided that** the records of Custodian shall indicate at all times the Fund or other customer for which such Securities are held in such accounts and the respective interests therein.

(3)   Custodian may deposit and/or maintain domestic Securities owned by a Fund in (and the Fund hereby approves use of): (A) The Depository Trust & Clearing Corporation; (B) any other clearing agency registered with the Securities and Exchange Commission (the "SEC") under section 17A of the Securities Exchange Act of 1934, which acts as a securities depository; and (C) a Federal Reserve Bank or other entity authorized to operate the federal book-entry system described in the regulations of the Department of the Treasury or book-entry systems operated pursuant to comparable regulations of other federal agencies. Upon the receipt of Special Instructions, Custodian may deposit and/or maintain domestic Securities owned by the Fund in any other domestic clearing agency that may otherwise be authorized by the SEC to serve in the capacity of depository or clearing agent for the Securities or other assets of investment companies and that acts as a Securities depository. Each of the foregoing shall be referred to in this Agreement as a "Securities System", and all such Securities Systems shall be listed on the attached Appendix A. Use of a Securities System shall be in accordance with applicable Federal Reserve Board and SEC rules and regulations, if any, and subject to the following provisions:

(i)   Custodian may deposit the Securities directly or through one or more agents or Subcustodians which are also qualified to act as custodians for investment companies.

(ii)   Securities held in a Securities System shall be subject to any agreements or rules effective between the Securities System and Custodian or a Subcustodian, as the case may be.

(iii)   Any Securities deposited or maintained in a Securities System shall be held in an account ("Account") of Custodian or a Subcustodian in the Securities System that includes only assets held by Custodian or a Subcustodian as a custodian or otherwise for customers.

(iv)   The books and records of Custodian shall at all times identify those Securities belonging to the Fund which are maintained in a Securities System.

(v)   Custodian shall pay for Securities purchased for the account of a Fund only upon (a) receipt of advice from the Securities System that such Securities have been transferred to the Account of Custodian in accordance with the rules of the Securities System and (b) the making of an entry on the records of Custodian to reflect such payment and transfer for the account of such Fund. Custodian shall transfer Securities sold for the account of a Fund only upon (y) receipt of advice from the Securities System that payment for such Securities has been transferred to the Account of Custodian in accordance with the rules of the Securities System and (z) the making of an entry on the records of Custodian to reflect such transfer and payment for the account of such Fund. Copies of all advices from the Securities System relating to transfers of Securities for the account of a Fund shall be maintained for the Fund by Custodian. Such copies may be maintained by Custodian in electronic form. Custodian shall make available to each Fund or its agent on the next business day (by Electronic Communication, facsimile, or other means reasonably acceptable to both Parties) daily transaction activity that shall include each day's transactions for the account of such Fund.

(vi)   Custodian shall, if requested by a Fund pursuant to Instructions, provide the Fund with reports obtained by Custodian or any Subcustodian with respect to a Securities System's accounting system, internal accounting control, and procedures for safeguarding Securities deposited in the Securities System.

(c)   Underlying Shares.

(1)   The provisions of this Section 4(c) shall govern the custody of the Underlying Shares and, to the extent there is a conflict between such provisions and the provisions of any other section of this Agreement with respect to Underlying Shares, the terms of this Section 4(c) shall control.

(2)   The Underlying Shares are beneficially owned by the Fund and shall be deposited and/or held in an account or accounts maintained by a transfer agent, registrar, recordkeeper, general partner, corporate secretary, or other relevant third-party (each a "Transfer Agent") pursuant to Instructions to Custodian. Custodian has no liability for the payment for any obligations or liabilities related to the Underlying Shares. The Parties agree that Custodian's only responsibilities in connection with Underlying Shares shall be limited to the following:

(i)   upon receipt of a confirmation or statement from a Transfer Agent that such Transfer Agent is holding or maintaining Underlying Shares in the name of Custodian (or a nominee of Custodian) for the benefit of the Fund, Custodian shall (A) mark such holdings on its books and records and (B) identify by book-entry that the relevant Underlying Shares are being held by Custodian as custodian for the benefit of the Fund;

(ii)   in accordance with Instructions, Custodian shall (A) pay out monies from Fund Assets for the purchase of Underlying Shares for the account of the Fund and (B) record such purchase on the books and records of Custodian;

(iii)   in accordance with Instructions, Custodian shall (A) transfer Underlying Shares redeemed for the account of the Fund in accordance with such Instructions and (B) record such transfer on the books and records of Custodian and, upon receipt of related proceeds, record the related payment for the account of the Fund on said books and records; and

(iv)   Custodian will not be deemed to have received any distribution or other asset of the Fund until that distribution or other asset of the Fund has in fact been received by Custodian at the address and in the manner directed in the applicable Subscription Agreement.

(d)   Free Delivery of Assets. Notwithstanding any other provision of this Agreement and except as provided in Section 3 hereof, Custodian (upon receipt of Special Instructions) will undertake to (1) make free delivery of Assets, **provided that** such Assets are on hand and available, in connection with a Fund's transactions and (2) transfer such Assets to such broker, dealer, Subcustodian, bank, agent, Securities System, or otherwise as specified in such Special Instructions.

(e)   Exchange of Securities. Upon receipt of Instructions, Custodian will exchange Securities held by it for a Fund for other Securities or cash paid in connection with any reorganization, recapitalization, merger, consolidation, conversion, or similar event, and will deposit any such Securities in accordance with the terms of any reorganization or protective plan. Unless otherwise directed by Instructions, Custodian is authorized (1) to exchange Securities held by it in temporary form for Securities in definitive form; (2) to surrender Securities for transfer into a name or nominee name as permitted in Section 4(b)(2); (3) to effect an exchange of shares in a stock split or when the par value of the stock is changed; (4) to sell any fractional shares; and (5) upon receiving payment therefor, to surrender bonds or other Securities held by it at maturity or call.

(f) Purchases of Assets.

(1) Securities Purchases. In accordance with Instructions, Custodian shall, with respect to a purchase of Securities, pay for such Securities out of monies held for a Fund's account for which the purchase was made, but only insofar as monies are available therein for such purpose, and receive the Securities so purchased. Unless Custodian has received Special Instructions to the contrary, such payment will be made only upon delivery of such Securities to Custodian, a clearing corporation of a national securities exchange of which Custodian is a member, or a Securities System in accordance with the provisions of Section 4(b)(3). Notwithstanding the foregoing:

(A) in connection with a repurchase agreement, Custodian may release funds to a Securities System prior to the receipt of advice from the Securities System that the Securities underlying such repurchase agreement have been transferred by book-entry into the Account maintained with such Securities System by Custodian; **provided that** Custodian's instructions to the Securities System require that the Securities System may make payment of such funds to the other party to the repurchase agreement only upon transfer by book-entry of the Securities underlying the repurchase agreement into such Account;

(B) in the case of options, Interest Bearing Deposits, currency deposits and other deposits, and foreign exchange transactions, pursuant to Sections 4(h), 4(l), and 4(m) hereof, Custodian may make payment therefor before receipt of an advice of transaction; and

(C) Custodian may make payment for Securities or other Assets prior to delivery thereof in accordance with Instructions, applicable laws, generally accepted trade practices, or the terms of the instrument representing such Security or other Asset, including, but not limited to, Securities and other Assets as to which payment for the Security and receipt of the instrument evidencing the Security are under generally accepted trade practices or the terms of the instrument representing the Security expected to take place in different locations or through separate parties.

(2) Other Assets Purchased. Upon receipt of Instructions and except as otherwise provided herein, Custodian shall pay for and receive other Assets for the account of a Fund as provided in Instructions.

(g) Sales of Assets.

(1) Securities Sold. In accordance with Instructions, Custodian shall, with respect to a sale, deliver or cause to be delivered the Securities thus designated as sold to the broker or other person specified in the Instructions relating to such sale. Unless Custodian has received Special Instructions to the contrary, such delivery shall be made only upon receipt of payment therefor in the form of: (A) cash, certified check, bank cashier's check, bank credit, or bank wire transfer; (B) credit to the account of Custodian with a clearing corporation of a national securities exchange of which Custodian is a member; or (C) credit to the Account of Custodian with a Securities System, in accordance with the provisions of Section 4(b)(3). Notwithstanding the foregoing, Custodian may deliver Securities and other Assets prior to receipt of payment for such Securities in accordance with Instructions, applicable laws, generally accepted trade practices, or the terms of the instrument representing such Security or other Asset. For example, Securities held in physical form may be delivered and paid for in accordance with "street delivery custom" to a broker or its clearing agent against delivery to Custodian of a receipt for such Securities; **provided that** Custodian shall have taken reasonable steps to ensure prompt collection of the

payment for (or return of) such Securities by the broker or its clearing agent, and **provided further that** Custodian shall not be responsible for (i) the selection of or the failure or inability to perform of such broker or its clearing agent or (ii) any related loss arising from delivery or custody of such Securities prior to receiving payment therefor.

(2)   Other Assets Sold. Upon receipt of Instructions and except as otherwise provided herein, Custodian shall receive payment for and deliver other Assets for the account of a Fund as provided in Instructions.

(h)   Options.

(1)   Upon receipt of Instructions relating to the purchase of an option or sale of a covered call option, Custodian shall: (A) receive and retain Instructions or other documents (to the extent they are provided to Custodian) evidencing the purchase or writing of the option by a Fund; (B) if the transaction involves the sale of a covered call option, deposit and maintain in a segregated account the Securities (either physically or by book-entry in a Securities System) subject to the covered call option written on behalf of such Fund; and (C) pay, release, and/or transfer such Securities, cash, or other Assets in accordance with any notices or other communications evidencing the expiration, termination, or exercise of such options which are furnished to Custodian by the Options Clearing Corporation (the "OCC"), the securities or options exchanges on which such options were traded, or such other organization as may be responsible for handling such option transactions.

(2)   Upon receipt of Instructions relating to the sale of a naked option (including stock index and commodity options), Custodian, a Fund, and the broker-dealer shall enter into an agreement to comply with the rules of the OCC or of any registered national securities exchange or similar organizations(s). Pursuant to that agreement and the Fund's Instructions, Custodian shall: (A) receive and retain Instructions or other documents, if any, evidencing the writing of the option; (B) deposit and maintain in a segregated account, Securities (either physically or by book-entry in a Securities System), cash, and/or other Assets; and (C) pay, release, and/or transfer such Securities, cash, or other Assets in accordance with any such agreement and with any notices or other communications evidencing the expiration, termination, or exercise of such option which are furnished to Custodian by the OCC, the securities or options exchanges on which such options were traded, or such other organization as may be responsible for handling such option transactions. The appropriate Fund and the broker-dealer shall be responsible for determining the quality and quantity of assets held in any segregated account established in compliance with applicable margin maintenance requirements and the performance of other terms of any option contract.

(i)   Segregated Accounts. Upon receipt of Instructions, Custodian shall establish and maintain on its books a segregated account or accounts for and on behalf of a Fund, into which account or accounts may be transferred Assets, including Securities maintained by Custodian in a Securities System pursuant to Paragraph (b)(3) of this Section 4, said account or accounts to be maintained: (1) for the purposes set forth in Sections 4(h) and 4(n); and (2) for such other purposes as may be set forth in Special Instructions. Custodian shall not be responsible for the determination of the type or amount of Assets to be held in any segregated account referred to in this paragraph.

(j)   Depositary Receipts. Upon receipt of Instructions, Custodian shall surrender (or cause to be surrendered) Securities to the depository used for such Securities by an issuer of American Depositary Receipts or International Depositary Receipts (collectively, "ADRs"), against a written receipt therefor adequately describing such Securities and written evidence satisfactory to the organization surrendering the same that the depository has acknowledged receipt of instructions to issue ADRs with respect to such

Securities in the name of Custodian or a nominee of Custodian, for delivery in accordance with such instructions.

Upon receipt of Instructions, Custodian shall surrender (or cause to be surrendered) ADRs to the issuer thereof, against a written receipt therefor adequately describing the ADRs surrendered and written evidence satisfactory to the organization surrendering the same that the issuer of the ADRs has acknowledged receipt of instructions to cause its depository to deliver the Securities underlying such ADRs in accordance with such instructions.

       (k)   <u>Corporate Actions, Put Bonds, Called Bonds, Etc.</u> Upon receipt of Instructions, Custodian shall (1) deliver warrants, puts, calls, rights, or similar Securities to the issuer or trustee thereof (or to the agent of such issuer or trustee) for the purpose of exercise or sale, **provided that** the new Securities, cash, or other Assets, if any, acquired as a result of such actions are to be delivered to Custodian and (2) deposit Securities upon invitations for tenders thereof, **provided that** the consideration for such Securities is to be paid or delivered to Custodian, or the tendered Securities are to be returned to Custodian.

Unless otherwise directed to the contrary in Instructions, Custodian shall comply with the terms of all mandatory or compulsory exchanges, calls, tenders, redemptions, or similar rights of security ownership of which Custodian receives notice through data services or publications to which it normally subscribes and shall promptly notify the Fund of such action.

If a Fund gives an Instruction for the performance of an act on the last permissible date of a period established by Custodian or any optional offer or on the last permissible date for the performance of such act, it shall hold Custodian harmless from any adverse consequences in connection with acting upon or failing to act upon such Instructions.

If a Fund wishes to receive periodic corporate action notices of exchanges, calls, tenders, redemptions, and other similar notices pertaining to Securities and to provide Instructions with respect to such Securities via the internet, Custodian and such Fund may enter into a supplement to this Agreement whereby the Fund will be able to participate in Custodian's Electronic Corporate Action Notification Service.

       (l)   <u>Interest Bearing Deposits</u>. Upon receipt of Instructions directing Custodian to purchase interest bearing fixed-term certificates of deposit or call deposits (collectively, "<u>Interest Bearing Deposits</u>") for the account of a Fund, Custodian shall purchase such Interest Bearing Deposits with such banks or trust companies, including Custodian, any Subcustodian, or any subsidiary or affiliate of Custodian ("<u>Banking Institutions</u>"), and in such amounts as the Fund may direct pursuant to Instructions. Such Interest Bearing Deposits shall be denominated in U.S. dollars. Interest Bearing Deposits issued by Custodian shall be in the name of a Fund. Interest Bearing Deposits issued by another Banking Institution may be in the name of the Fund or Custodian or in the name of Custodian for its customers generally. The responsibilities of Custodian to a Fund for Interest Bearing Deposits issued by Custodian shall be that of a U.S. bank for a similar deposit. With respect to Interest Bearing Deposits issued by any other Banking Institution, Custodian shall (1) be responsible for the collection of income and the transmission of cash to and from such accounts and (2) have no duty with respect to the selection of the Banking Institution or for the failure of such Banking Institution to pay upon demand.

       (m)   <u>Foreign Exchange Transactions</u>.

(l)   A Fund may appoint Custodian as its agent in the execution of all currency exchange transactions. If requested, Custodian agrees to provide exchange rate and U.S. Dollar information (in writing or by other means agreeable to both Parties) to such Fund.

(2)   Upon receipt of Instructions, Custodian shall settle foreign exchange contracts or options to purchase and sell foreign currencies for spot and future delivery on behalf of and for the account of the Fund with such currency brokers or Banking Institutions as a Fund may determine and direct pursuant to Instructions. If, in its Instructions, a Fund does not direct Custodian to utilize a particular currency broker or Banking Institution, Custodian is authorized to select such currency broker or Banking Institution as it deems appropriate to execute the Fund's foreign currency transaction. It is understood that all such transactions shall be undertaken by Custodian as agent for the Fund.

(3)   Each Fund (A) accepts full responsibility for its use of third-party foreign exchange brokers and for execution of said foreign exchange contracts and (B) understands that it shall be responsible for any and all costs and interest charges which may be incurred as a result of the failure or delay of its third-party broker to deliver foreign exchange. Custodian shall have no responsibility or liability with respect to the selection of the currency brokers or Banking Institutions with which the Fund deals or the performance or non-performance of such brokers or Banking Institutions.

(4)   Notwithstanding anything to the contrary contained herein, upon receipt of Instructions, Custodian may, in connection with a foreign exchange contract, make free outgoing payments of cash in the form of U.S. Dollars or foreign currency prior to receipt of confirmation of such foreign exchange contract or confirmation that the countervalue currency completing such contract has been delivered or received.

(n)   Pledges or Loans of Securities.

(1)   Upon receipt of Instructions, Custodian will release (or cause to be released) Securities held in custody to the pledgees designated in such Instructions by way of pledge or hypothecation to secure loans incurred by such Fund with various lenders including but not limited to UMB Bank, n.a.; **provided however that** the Securities shall be released only upon payment to Custodian of the monies borrowed, except that in cases where additional collateral is required to secure existing borrowings, further Securities may be released or delivered (or caused to be released or delivered) for that purpose upon receipt of Instructions. Upon receipt of Instructions, Custodian will pay (from funds available for such purpose) any such loan upon re-delivery to it of the Securities pledged or hypothecated therefor and upon surrender of the note or notes evidencing such loan. In lieu of delivering collateral to a pledgee, Custodian shall, on the receipt of Instructions, transfer the pledged Securities to a segregated account for the benefit of the pledgee.

(2)   Upon receipt of Instructions, Custodian will release securities to a securities lending agent appointed by a Fund and designated in such Instructions. Custodian shall act upon Instructions in order to effect securities lending transactions on behalf of the Fund. For its services in facilitating a Fund's securities lending activities through such agent, Custodian may receive from the agent a portion of the agent's securities lending revenue or a fee directly from such Fund. Custodian shall have no responsibility or liability for any losses arising in connection with the agent's actions or omissions, including but not limited to the delivery of Securities prior to the receipt of collateral, in the absence of gross negligence or willful misconduct on the part of Custodian.

(o)   Stock Dividends, Rights, Etc. Custodian shall receive and collect all stock dividends, rights, and other items of like nature and, upon receipt of Instructions, take action with respect to the same as directed in such Instructions.

(p)   Routine Dealings. Custodian will, in general, attend to all routine and operational matters in accordance with industry standards in connection with the sale, exchange, substitution, purchase, transfer, or other dealings with Securities or other property of a Fund, except as may be otherwise provided in this Agreement or directed by Instructions. Custodian may also make payments to itself or others from the Assets for disbursements and out-of-pocket expenses incidental to handling Securities or other similar items relating to its duties under this Agreement, **provided that** all such payments shall be accounted for to such Fund.

(q)   Collections. Custodian shall (1) collect amounts due and payable to a Fund with respect to Securities and other Assets; (2) promptly credit to the account of a Fund all income and other payments relating to Assets held by Custodian hereunder upon Custodian's receipt of such income or payments or as otherwise agreed in writing by Custodian and any particular Fund; (3) promptly endorse and deliver any instruments required to effect such collection; and (4) promptly execute ownership and other certificates, affidavits, and other documents for all federal, state, local, and foreign tax purposes in connection with receipt of income or other payments with respect to Securities and other Assets, or in connection with the transfer of such Securities or other Assets; **provided however that**, with respect to Securities registered in so-called street name or physical Securities with variable interest rates, Custodian shall use its best efforts to collect amounts due and payable to any Fund. Custodian shall not be responsible for the collection of amounts due and payable with respect to Securities or other Assets that are in default.

Any advance credit of cash or Securities or other Assets expected to be received shall be subject to actual collection and may be reversed by Custodian (when Custodian determines collection unlikely).

(r)   Distributions and Redemptions. To enable a Fund to pay dividends or other distributions to holders of Interests of the Fund and to make payment to Interest holders who have requested repurchase or redemption of their Interests of the Fund, Custodian shall release cash or Securities insofar as available. In the case of cash, Custodian shall, upon the receipt of Instructions, transfer such funds by check or wire transfer to any account at any bank or trust company designated by a Fund in such Instructions. In the case of Securities, Custodian shall, upon the receipt of Special Instructions, make such transfer to any entity or account designated by the Fund in such Special Instructions.

(s)   Proceeds from Interests Sold. Custodian shall receive funds representing cash payments received for Interests issued or sold by a Fund and credit such funds to the account of that Fund. Upon receipt of Instructions, Custodian shall (1) deliver all federal funds received by Custodian in payment for Interests as may be set forth in such Instructions and at a time agreed upon between Custodian and a Fund and (2) make federal funds available to a Fund as of specified times agreed upon by Custodian and a Fund in the amount of checks received in payment for Interests which are deposited to the accounts of a Fund.

(t)   Proxies and Notices; Compliance with the Shareholder Communications Act of 1985. Custodian shall deliver (or cause to be delivered) to a Fund (or its designated agent or proxy service provider) all forms of proxies, all notices of meetings, and any other notices or announcements affecting or relating to Securities or Underlying Shares owned by such Fund that are received by Custodian. Upon receipt of Instructions, Custodian shall execute and deliver (or cause a Subcustodian or nominee to execute and deliver) such proxies or other authorizations as may be required. Except as directed pursuant to Instructions, Custodian shall not vote upon any such Securities or Underlying Shares, execute any proxy to vote thereon, or give any consent or take any other action with respect thereto.

Custodian will not release the identity of any Fund to an issuer which requests such information pursuant to the Shareholder Communications Act of 1985 for the specific purpose of direct communications between such issuer and such Fund, unless a particular Fund directs Custodian otherwise pursuant to Instructions.

(u)   Books and Records. Custodian shall (1) maintain such records relating to its activities under this Agreement, which shall be open for inspection by duly authorized officers, employees, or agents (including independent public accountants) of the Fund during normal business hours of Custodian and (2) provide accountings relating to its activities hereunder as shall be agreed upon by the Parties.

(v)   Opinion of Fund's Independent Certified Public Accountants. Custodian shall take all reasonable action as a Fund may request to obtain from year to year favorable opinions from each of the Fund's independent certified public accountants with respect to Custodian's activities hereunder and in connection with the preparation of each Fund's periodic reports to the SEC and with respect to any other requirements of the SEC.

(w)   Reports by Independent Certified Public Accountants. At the request of a Fund, Custodian shall deliver to the Fund a written report (which may be in electronic form) prepared by Custodian's independent certified public accountants with respect to the services provided by Custodian under this Agreement, including, without limitation, Custodian's accounting system, internal accounting control, financial strength and procedures for safeguarding cash, Securities, and other Assets deposited and/or maintained in a Securities System or with a Subcustodian. Such report shall be of sufficient scope and in sufficient detail as may reasonably be required by the Fund and as may reasonably be obtained by Custodian.

(x)   Bills and Other Disbursements. Upon receipt of Instructions, Custodian shall pay (or cause to be paid) all bills, statements, or other obligations of a Fund.

(y)   Sweep or Automated Cash Management. Upon receipt of Instructions, Custodian shall invest any otherwise uninvested cash of any Fund held by Custodian in a money market mutual fund, a cash deposit product, or other cash investment vehicle made available by Custodian (each, a "Sweep Vehicle"), in accordance with the directions contained in such Instructions. If no such Instruction has been received by Custodian, Custodian shall invest uninvested cash of the Fund in the Sweep Vehicle(s) previously chosen by the applicable Fund. If no Sweep Vehicle has been selected by a Fund, Custodian, at its discretion, shall invest some or all of the balance in various Sweep Vehicles. A fee may be charged or a spread may be received by Custodian for investing the Fund's otherwise uninvested cash in the available Sweep Vehicles. Custodian shall have no responsibility to determine whether any purchases of a Sweep Vehicle by or on behalf of any Fund under the terms of this section will cause any Fund to exceed any limitations under any applicable law on ownership of shares of another investment fund or any other asset or portfolio restrictions or limitations contained in applicable laws or regulations or a Fund's Offering Memorandum, Organizational Document, or any other agreement governing the operations of the Fund.

Each Fund agrees to indemnify and hold harmless Custodian from all losses, damages, and expenses (including attorney's fees) suffered or incurred by Custodian as a result of a violation by a Fund of any limitations on ownership of shares of another investment fund or any Sweep Vehicle.

5.   SUBCUSTODIANS. In accordance with the relevant provisions of this Agreement, Custodian may appoint one or more Domestic Subcustodians, Foreign Subcustodians, Special Subcustodians or Interim Subcustodians (each as defined below) to act on behalf of any one or more Fund. For purposes of this Agreement, all Domestic Subcustodians, Special Subcustodians, Foreign Subcustodians, and Interim Subcustodians shall be referred to collectively as "Subcustodians."

(a)   Domestic Subcustodians. Custodian may appoint any bank, trust company or other entity to act for Custodian on behalf of a Fund as a subcustodian for purposes of holding Assets of the Fund(s) and performing other functions of Custodian within the United States (a "Domestic Subcustodian"). Each Fund shall approve in writing the appointment of the proposed Domestic Subcustodian; and Custodian's appointment of any such Domestic Subcustodian shall not be effective without such prior written approval of the Fund. Each such duly approved Domestic Subcustodian shall be reflected on Appendix A hereto.

(b)   Foreign Subcustodians. Custodian may appoint (or cause a Domestic Subcustodian to appoint) any bank, trust company, or other entity to act for Custodian on behalf of the Fund as a subcustodian or sub-subcustodian (if appointed by a Domestic Subcustodian) for purposes of holding Assets and performing other functions of Custodian in countries other than the United States of America (a "Foreign Subcustodian", in the context of either a subcustodian or sub-subcustodian); **provided that** Custodian shall have obtained written confirmation from a Fund of the approval of the Manager (which approval may be withheld in the sole discretion of the Manager) with respect to (1) the identity of any proposed Foreign Subcustodian; (2) the country or countries in which, and the securities depositories or clearing agencies ("Foreign Securities Depositories and Clearing Agencies"), if any, through which Custodian, or any proposed Foreign Subcustodian is authorized to hold Securities and other Assets of the Fund; and (3) the form and terms of the subcustodian agreement to be entered into with the proposed Foreign Subcustodian. A Fund shall be responsible for informing Custodian sufficiently in advance of a proposed investment which is to be held in a country in which no Foreign Subcustodian is authorized to act, in order that there shall be sufficient time for Custodian (or any Domestic Subcustodian) to effect the appropriate arrangements with a proposed Foreign Subcustodian, including obtaining approval as provided in this Section 5(b). In connection with the appointment of any Foreign Subcustodian, Custodian shall enter into (or shall cause the Domestic Subcustodian to enter into) a subcustodian agreement with the Foreign Subcustodian in form and substance approved by the Manager. Custodian shall not consent to the amendment of (and shall cause any Domestic Subcustodian not to consent to the amendment of) any agreement entered into with a Foreign Subcustodian which materially affects any Fund's rights under such agreement, except upon prior written approval of the Manager.

(c)   Interim Subcustodians. Notwithstanding the foregoing, in the event that a Fund shall invest in an Asset to be held in a country in which no Foreign Subcustodian is authorized to act, Custodian shall promptly notify (or shall cause the Domestic Subcustodian to promptly notify) the Fund in writing by facsimile transmission, Electronic Communication, or otherwise of the unavailability of an Approved Foreign Subcustodian in such country. Custodian and the Domestic Subcustodian, as applicable, shall be entitled to rely on and shall have no liability or responsibility for following an Instruction and shall have no duties or liabilities under this Agreement, save those that it may undertake specifically in writing with respect to each particular instance. Upon the receipt of Instructions, Custodian may (in its absolute discretion) designate (or cause the Domestic Subcustodian to designate) an entity (an "Interim Subcustodian") designated by the Manager in Instructions, to hold such security or other Asset.

(d)   Special Subcustodians. Upon receipt of Instructions, Custodian shall (on behalf of a Fund) appoint one or more banks, trust companies, or other entities designated in such Special Instructions to act for Custodian on behalf of the Fund as a subcustodian for purposes of (1) effecting third-party repurchase transactions with banks, brokers, dealers, or other entities through the use of a common custodian or subcustodian; (2) providing depository and clearing agency services with respect to certain variable rate demand note Securities; (3) providing depository and clearing agency services with respect to dollar denominated Securities; and (4) effecting any other transactions designated by the Fund in Instructions. Each such designated subcustodian (a "Special Subcustodian") shall be listed on

Appendix A attached hereto. In connection with the appointment of any Special Subcustodian, Custodian may enter into a subcustodian agreement with the Special Subcustodian.

(e)   Termination of a Subcustodian. Custodian or Domestic Subcustodian may (at any time in its discretion upon notification to the Fund) terminate any Subcustodian of a Fund in accordance with the termination provisions under the applicable subcustodian agreement. Upon the receipt of Special Instructions, Custodian or Domestic Subcustodian shall terminate any Subcustodian in accordance with the termination provisions under the applicable subcustodian agreement.

(f)   Information Regarding Foreign Subcustodians. Upon request of a Fund, Custodian shall deliver (or cause the Domestic Subcustodian to deliver) to the Fund a letter or list stating (1) the identity of each Foreign Subcustodian then acting on behalf of Custodian; (2) the Foreign Securities Depositories and Clearing Agencies in each foreign market through which each Foreign Subcustodian is then holding cash, securities, and other Assets of a Fund; and (3) such other information as may be requested by a Fund.

6.   STANDARD OF CARE.

(a)   General Standard of Care. Custodian shall exercise due care in accordance with reasonable commercial standards in discharging its duties hereunder. Custodian shall be liable to each Fund for all losses, damages, and reasonable costs and expenses suffered or incurred by such Fund resulting from the gross negligence or willful misconduct of Custodian; **provided however that** in no event shall Custodian be liable for attorneys' fees or for special, indirect, consequential, or punitive damages arising under or in connection with this Agreement.

Subject to Custodian's general standard of care set forth above, Custodian shall not incur liability hereunder if Custodian or any Subcustodian or Securities System, or any Subcustodian, Foreign Securities Depository and Clearing Agency utilized by any such Subcustodian, or any nominee of Custodian or any Subcustodian (individually, a "Person") is prevented, forbidden, or delayed from performing (or omits to perform) any act or thing which this Agreement provides shall be performed (or omitted to be performed) by reason of any:

(1)   "Sovereign Risk," which means, in respect of any jurisdiction (including but not limited to the United States of America) where investments are acquired or held under this Agreement: (A) any act of war, terrorism, riot, insurrection, or civil commotion; (B) the imposition of any investment, repatriation, or exchange control restrictions by any governmental authority; (C) the confiscation, expropriation, or nationalization of any investments by any governmental authority, whether de facto or de jure; (D) any devaluation or revaluation of the currency; (E) the imposition of taxes, levies, or other charges affecting investments; (F) any change in the applicable law; or (G) any other economic, systemic, or political risk incurred or experienced, except as otherwise provided in this Agreement; or

(2)   "Country Risk," which means (with respect to the acquisition, ownership, settlement, or custody of investments in a jurisdiction) all risks relating to (or arising in consequence of) systemic and markets factors affecting the acquisition, payment for, or ownership of investments, including: (A) the prevalence of crime and corruption in such jurisdiction; (B) the inaccuracy or unreliability of business and financial information; (C) the instability or volatility of banking and financial systems (or the absence or inadequacy of an infrastructure to support such systems); (D) custody and settlement infrastructure of the market in which such investments are transacted and held; (E) the acts, omissions, and operation of any Foreign Securities Depository and Clearing Agency; (F) the risk of the bankruptcy or insolvency of banking agents, counterparties to cash and securities transactions, registrars, or transfer agents; (G) the existence of market conditions which prevent the orderly execution

or settlement of transactions or which affect the value of assets; and (H) the laws relating to the safekeeping and recovery of the Assets held in custody pursuant to the terms of this Agreement.

(b)   Actions Prohibited by Applicable Law, Etc. In no event shall Custodian incur liability hereunder if any Person is prevented, forbidden, or delayed from performing (or omits to perform) any act or thing which this Agreement provides shall be performed (or omitted to be performed) by reason of any:

(1)   provision of any present or future law, regulation, or order of the United States of America (or any state thereof), any foreign country (or political subdivision thereof), or any court of competent jurisdiction (and neither Custodian nor any other Person shall be obligated to take any action contrary thereto); or

(2)   "Force Majeure," which means any circumstance or event which (A) is beyond the reasonable control of Custodian, a Subcustodian, or any agent of Custodian or a Subcustodian and (B) adversely affects the performance by Custodian of its obligations hereunder, by the Subcustodian of its obligations under its subcustodian agreement or by any other agent of Custodian or the Subcustodian, unless in each case, such delay or nonperformance is caused by the gross negligence or willful misconduct of Custodian. Such Force Majeure events may include any event caused by, arising out of or involving (i) an act of God, (ii) accident, fire, water damage, or explosion, (iii) any computer system outage or downtime or other equipment failure or malfunction caused by any computer virus or any other reason or the malfunction or failure of any communications medium, (iv) any interruption of the power supply or other utility service, (v) any strike or other work stoppage, whether partial or total, (vi) any delay or disruption resulting from or reflecting the occurrence of any Sovereign Risk, (vii) any disruption of (or suspension of trading in) the securities, commodities, or foreign exchange markets, whether or not resulting from or reflecting the occurrence of any Sovereign Risk, (viii) any encumbrance on the transferability of cash, currency, or a currency position on the actual settlement date of a foreign exchange transaction, whether or not resulting from or reflecting the occurrence of any Sovereign Risk, or (ix) any other cause similarly beyond the reasonable control of Custodian.

(c)   Liability for Past Records. Neither Custodian nor any Domestic Subcustodian shall have any liability in respect of any loss, damage, or expense suffered by a Fund, insofar as such loss, damage, or expense arises from the performance of Custodian or any Domestic Subcustodian in reliance upon records that were maintained for the Fund by entities other than Custodian or any Domestic Subcustodian prior to Custodian's employment hereunder.

(d)   Advice of Counsel. Custodian and all Domestic Subcustodians shall be entitled to receive and act upon advice of counsel of its own choosing on all matters. Custodian and all Domestic Subcustodians shall be without liability for any actions taken or omitted in good faith pursuant to the advice of counsel.

(e)   Advice of the Fund and Others. Custodian and any Domestic Subcustodian may rely upon the advice of any Fund and upon statements of a Fund's accountants and other persons believed by it in good faith to be expert in matters upon which they are consulted. Neither Custodian nor any Domestic Subcustodian shall be liable for any actions taken or omitted, in good faith, pursuant to such advice or statements.

(f)   Information Services. Custodian may rely upon information received from (1) issuers of Securities or other Assets (or agents of such issuers); (2) Subcustodians or depositories; (3) data reporting services that provide detail on corporate actions and other securities information; and (4) other commercially reasonable industry sources. **Provided that** Custodian has acted in accordance with the standard of care set forth in Section 6(a), it shall have no liability as a result of relying upon such information sources (including but not limited to errors in any such information).

(g)   Instructions Appearing to be Genuine. Custodian and all Domestic Subcustodians shall: (1) be fully protected and indemnified in acting as a custodian hereunder upon any resolutions of the Board of a Fund, its Manager, or its Investment Manager, Instructions, Special Instructions, advice, notice, request, consent, certificate, instrument, or paper appearing to it to be genuine and to have been properly executed; (2) unless otherwise specifically provided herein, be entitled to receive as conclusive proof of any fact or matter required to be ascertained from any Fund hereunder a certificate signed by any officer of such Fund authorized to countersign or confirm Special Instructions; (3) be entitled to rely upon any Instructions or Special Instructions; (4) be entitled to assume that any Instructions or Special Instructions are not in any way inconsistent with the provisions of a Fund's Organizational Documents, Offering Memorandum, or any other agreement governing a Fund's operations; (5) have no duty to inquire into or investigate the validity, accuracy, or content of any Instruction or Special Instruction; and (6) have no liability for any losses, damages, or expenses incurred by a Fund arising from the use of a non-secure form of email or other non-secure electronic system or process.

(h)   No Investment Advice. Custodian shall have no duty to assess the risks inherent in Securities or other Assets or to provide investment advice, accounting or other valuation services regarding any such Securities or other Assets.

(i)   Exceptions from Liability. Without limiting the generality of any other provisions hereof, neither Custodian nor any Domestic Subcustodian shall be under any duty or obligation to inquire into, nor be liable for:

(1)   the validity of the issue of any Securities purchased by or for any Fund, the legality of the purchase thereof or evidence of ownership required to be received by any the Fund, or the propriety of the decision to purchase or amount paid therefor;

(2)   the legality of the sale, transfer, or movement of any Securities by or for any Fund, or the propriety of the amount for which the same were sold; or

(3)   any other expenditures, encumbrances of Securities, borrowings or similar actions with respect to any Fund's Assets;

and may, until notified to the contrary, presume that all Instructions or Special Instructions received by it are not in conflict with or in any way contrary to any provisions of any Fund's Organizational Document, Offering Memorandum, or any other agreement governing the operations of a Fund.

7.   LIABILITY OF CUSTODIAN FOR ACTIONS OF OTHERS.

(a)   Domestic Subcustodians. Except as provided in Section 7(d), Custodian shall be liable for the acts or omissions of any Domestic Subcustodian to the same extent as if such actions or omissions were performed by Custodian itself.

(b)   Liability for Acts and Omissions of Foreign Subcustodians. Custodian shall be liable to any Fund for any loss or damage to a Fund caused by or resulting from the acts or omissions of any Foreign Subcustodian only to the extent that, under the terms set forth in the subcustodian agreement between Custodian or a Domestic Subcustodian and such Foreign Subcustodian, the Foreign Subcustodian has failed to perform in accordance with the standard of conduct imposed under such subcustodian agreement and Custodian or Domestic Subcustodian recovers from the Foreign Subcustodian under the applicable subcustodian agreement.

(c) <u>Securities Systems, Interim Subcustodians, Special Subcustodians, Foreign Securities and Clearing Agencies</u>. Custodian shall not be liable to any Fund for any loss, damage, or expense suffered or incurred by the Fund resulting from or occasioned by the actions or omissions of a Securities System, Interim Subcustodian, Special Subcustodian, Foreign Securities Depository, or Clearing Agency unless such loss, damage, or expense is caused by (or results from) the gross negligence or willful misconduct of Custodian.

(d) <u>Failure of Third-Parties.</u> Custodian shall not be liable for any loss, damage, or expense suffered or incurred by any Fund resulting from or occasioned by the actions, omissions, neglects, defaults, insolvency, or other failure of: (1) any issuer of any Securities or Underlying Shares or of any agent of such issuer; (2) any counterparty with respect to any Security or other Asset, including any issuer of any option, futures, derivatives, or commodities contract; (3) the Manager or other agent of such Fund; (4) any broker, bank, trust company, or any other person with whom Custodian may deal (other than any of such entities acting as a Subcustodian, Securities System, or Foreign Securities Depository and Clearing Agency, for whose actions the liability of Custodian is set out elsewhere in this Agreement); or (5) any agent or depository (including but not limited to a securities lending agent or precious metals depository) with whom Custodian may deal at the direction of (and behalf of) the Fund; unless such loss, damage or expense is caused by (or results from) the gross negligence or willful misconduct of Custodian or Custodian's breach of the terms of any contract between the Parties.

(e) <u>Transfer Agents</u>. Custodian shall not be liable to a Fund for any loss or damage to the Fund resulting from the maintenance of Underlying Shares with a Transfer Agent, except for losses resulting directly from the gross negligence or willful misconduct of Custodian.

8. **INDEMNIFICATION**.

(a) <u>Indemnification by the Funds</u>. Subject to the limitations set forth in this Agreement, each Fund agrees to indemnify and hold harmless Custodian and its nominees from all losses, damages, and expenses (including attorneys' fees) suffered or incurred by Custodian or its nominee caused by or arising from actions taken by Custodian, its employees, or agents in the performance of its duties and obligations under this Agreement (including, but not limited to, any indemnification obligations undertaken by Custodian under any relevant subcustodian agreement; **provided however that** such indemnity shall not apply to the extent Custodian is liable under Sections 6 or 7 hereof).

If a Fund requires Custodian to take any action with respect to Securities, Underlying Shares, or other Assets, which action involves the payment of money or which may (in the opinion of Custodian) result in Custodian or its nominee assigned to the Fund being liable for the payment of money or incurring liability of some other form, the Fund shall provide indemnity to Custodian in an amount and form satisfactory to it as a prerequisite to requiring Custodian to take such action.

Each Fund shall indemnify and hold harmless Custodian for any action Custodian takes or does not take in reliance upon directions, Instructions, or Special Instructions (including but not limited to Instructions or Special Instructions to prepare, sign, and submit Subscription Agreements or other Writings on behalf of the Manager or the Fund), except for such action or inaction resulting from Custodian's (1) gross negligence or willful misconduct or (2) following an Instruction or Written Instruction expressly forbidden by this Agreement. Each Fund shall indemnify and hold harmless Custodian for any claim against Custodian arising out of the investment by the Fund in an underlying fund for which Subscription Agreements are prepared, signed, or submitted by Custodian.

(b)   Indemnification by Custodian. Subject to the limitations set forth in this Agreement, Custodian agrees to indemnify and hold harmless the Fund from all losses, damages, and expenses (with the exception of those damages and expenses referenced in Section 6(a)) suffered or incurred by a Fund caused by the gross negligence or willful misconduct of Custodian.

9.   **ADVANCES.** In the event that Custodian or any Subcustodian, Securities System, Foreign Securities Depository, or Clearing Agency acting either directly or indirectly under agreement with Custodian (each of which for purposes of this Section 9 shall be referred to as the "Custodian"), makes any payment or transfer of funds on behalf of any Fund as to which there would be (at the close of business on the date of such payment or transfer) insufficient funds held by Custodian on behalf of a Fund, Custodian may (in its discretion without further Instructions) provide an advance ("Advance") to any Fund in an amount sufficient to allow the completion of the transaction by reason of which such payment or transfer of funds is to be made. In addition, in the event Custodian is directed by Instructions to make any payment or transfer of funds on behalf of any Fund as to which it is subsequently determined that the Fund has overdrawn its cash account with Custodian as of the close of business on the date of such payment or transfer, said overdraft shall constitute an Advance. Any Advance shall be payable by the Fund on behalf of which the Advance was made on demand by Custodian (unless otherwise agreed by such Fund and Custodian) and shall accrue interest from the date of the Advance to the date of payment by the Fund to Custodian at a rate determined by Custodian. It is understood that any transaction in respect of which Custodian shall have made an Advance (including but not limited to a foreign exchange contract or transaction in respect of which Custodian is not acting as a principal) is for the account of and at the risk of the Fund on behalf of which the Advance was made, and not, by reason of such Advance, deemed to be a transaction undertaken by Custodian for its own account and risk. The Parties acknowledge that the purpose of Advances is to temporarily finance the purchase or sale of Securities for prompt delivery in accordance with the settlement terms of such transactions or to meet emergency expenses not reasonably foreseeable by the Funds. Custodian shall promptly notify a Fund of any Advance. Such notification may be communicated by telephone, Electronic Communication, facsimile transmission, or in such other manner as Custodian may choose. Nothing herein shall be deemed to create an obligation on the part of Custodian to advance monies to the Fund. In addition, each Fund shall promptly execute any documentation Custodian reasonably believes is required under Regulation U with respect to any Advances made pursuant to this Section.

10.   **SECURITY INTEREST.** To secure the due and prompt payment of all Advances, together with any taxes, charges, fees, expenses, assessments, obligations, claims, or liabilities incurred by Custodian in connection with its or their performance of any duties under this Agreement (collectively, "Liabilities"), except for any Liabilities arising from or Custodian's gross negligence or willful misconduct, each Fund grants to Custodian a security interest in all of such Fund's Securities and other Assets now or hereafter in the possession of Custodian and all proceeds thereof (collectively, the "Collateral"). A Fund shall promptly reimburse Custodian for any and all such Liabilities. In the event that a Fund fails to satisfy any of the Liabilities as and when due and payable, Custodian shall have in respect of the Collateral (in addition to all other rights and remedies arising hereunder or under local law) the rights and remedies of a secured party under the Uniform Commercial Code. Without prejudice to Custodian's rights under applicable law, Custodian shall be entitled (without notice to a Fund) to withhold delivery of any Collateral, sell, set-off, or otherwise realize upon or dispose of any such Collateral and to apply the money or other proceeds and any other monies credited to the Fund in satisfaction of the Liabilities. This includes, but is not limited to, any interest on any such unpaid Liability as Custodian deems reasonable and all costs and expenses (including reasonable attorney's fees) incurred by Custodian in connection with the sale, set-off or other disposition of such Collateral.

11. **COMPENSATION**. Each Fund will pay to Custodian such compensation as is set forth on Schedule A, or as otherwise agreed to in writing by the Parties. In addition, each Fund shall reimburse Custodian for all out-of-pocket expenses incurred by Custodian in connection with this Agreement (but excluding salaries and usual overhead expenses). Such compensation and expenses shall be billed to each Fund and paid in cash to Custodian.

12. **POWERS OF ATTORNEY**. Upon request, each Fund shall deliver to Custodian such proxies, powers of attorney, or other instruments as may be reasonable and necessary or desirable in connection with the performance by Custodian or any Subcustodian of their respective obligations under this Agreement or any applicable subcustodian agreement.

13. **TAX LAWS**. Custodian shall have no responsibility or liability for any obligations now or hereafter imposed on a Fund or on Custodian as custodian for a Fund by the tax law of any country or of any state or political subdivision thereof. Each Fund agrees to indemnify Custodian for and against any such obligations including taxes, tax reclaims, withholding and reporting requirements, claims for exemption or refund, additions for late payment, interest, penalties, and other expenses (including legal expenses) that may be assessed against a Fund or Custodian as custodian of a Fund.

14. **TERM AND ASSIGNMENT**. This Agreement shall continue in effect with respect to each Fund for a 5-year period beginning on the Effective Date, or for funds added after the Effective Date, beginning on the effective date listed for such Fund on Appendix B hereto (the "Initial Term"). Thereafter, if not terminated as provided herein, the Agreement shall continue automatically in effect as to a Fund for successive 2-year periods (each a "Renewal Term").

In the event this Agreement is terminated by a Fund prior to the end of the Initial Term of any subsequent Renewal Term, such Fund shall be obligated to pay Custodian the remaining balance of the fees payable to Custodian under this Agreement through the end of the Initial Term or Renewal Term, as applicable. Either Party may terminate this Agreement at the end of the Initial Term or at the end of any successive Renewal Term (the "Termination Date") by giving the other Party a written notice not less than 90 days' prior to the end of the respective term. Upon termination of this Agreement, any Fund shall pay to Custodian such fees as may be due Custodian hereunder as well as its reimbursable disbursements, costs, and expenses paid or incurred. Upon termination of this Agreement, Custodian shall deliver (at the terminating Party's expense) all Assets held by it hereunder to a successor custodian designated by the Fund(s) or, if a successor custodian is not designated, to the Fund(s) or as otherwise designated by the Fund(s) by Special Instructions. Upon such delivery, Custodian shall have no further obligations or liabilities under this Agreement except as to the final resolution of matters relating to activity occurring prior to the Termination Date. In the event that Securities or other Assets remain in the possession of Custodian for any reason after the Termination Date, Custodian shall be entitled to compensation at the same rates as set forth in Section 11.

This Agreement may not be assigned by either Party without the consent of the other.

15. **ADDITIONAL FUNDS**. An additional Fund may become a Party after the Effective Date by an instrument in writing to such effect signed by such Fund and Custodian. If:

      (a)   this Agreement is terminated as to one or more Funds (but less than all of the Funds); or

      (b)   an additional Fund or Funds becomes a Party,

then an amended Appendix B (signed by each of the additional Funds, if any, and each of the remaining Funds as well as Custodian), deleting or adding such Fund or Funds (as the case may be), shall be delivered to each Party. The termination of this Agreement as to less than all of the Funds shall not affect the obligations of Custodian and the remaining Funds hereunder as set forth on the signature page hereto and in Appendix B as revised.

16.   **NOTICES**. As to the Funds, notices, requests, instructions, and other writings delivered to 6637 S Winding Brook Dr., Fairhope, AL 36532 (or to such other address as any particular Fund may have designated to Custodian in writing), postage prepaid, shall be deemed to have been properly delivered or given to the Fund.

Notices, requests, instructions, and other writings delivered to Custodian at its office at 928 Grand Blvd., 10th Floor, Attn: Amy Small, Kansas City, Missouri 64106 (or to such other addresses as Custodian may have designated to the Fund in writing), postage prepaid, shall be deemed to have been properly delivered or given to Custodian hereunder; **provided however that** procedures for the delivery of Instructions and Special Instructions shall be governed by Section 2(c) hereof.

17.   **CONFIDENTIALITY**. All Information, books, and records provided by a Party to the other in connection with this Agreement, and all information provided by a Party pertaining to its business or operations, is "Confidential Information." All Confidential Information shall be used by the Party receiving such information only for the purpose of providing or obtaining services under this Agreement and, except as may be required to carry out the terms of this Agreement, shall not be disclosed to any other party without the express consent of the Party providing such Confidential Information. The foregoing limitations shall not apply to any information that is (a) available to the general public other than as a result of a breach of this Agreement, (b) required to be disclosed by or to any entity having regulatory authority over a Party or any auditor of a Party, or (c) required to be disclosed as a result of a subpoena or other judicial process, or otherwise by applicable laws.

18.   **ANTI-MONEY LAUNDERING COMPLIANCE**. Each Fund represents and warrants that it has established and maintains policies and procedures designed to meet any applicable requirements imposed by the USA PATRIOT Act, including policies and procedures designed to detect and prevent money laundering. Each Fund shall provide to Custodian certifications regarding its compliance with the USA PATRIOT Act and other anti-money laundering laws upon request. Each Fund acknowledges that, because Custodian will not have information regarding the shareholders of the Fund, the Fund will assume responsibility for customer identification and verification and other CIP requirements in regard to such shareholders.

19.   **MISCELLANEOUS**.

        (a)   This Agreement shall be governed by the laws of Missouri.

        (b)   All of the terms and provisions of this Agreement shall be binding upon, and inure to the benefit of, and be enforceable by the respective successors and assigns of the Parties.

        (c)   No provisions of this Agreement may be amended, modified, or waived in any manner, except in a writing properly executed by both Parties; **provided however that** Appendix A may be amended as Domestic Subcustodians, Securities Systems, and Special Subcustodians are approved or terminated according to the terms of this Agreement.

        (d)   The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

(e)   This Agreement may be executed simultaneously in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(f)   If any part, term, or provision of this Agreement is held to be illegal, in conflict with any law, or otherwise invalid by any court of competent jurisdiction, the remaining portion or portions shall be considered severable and shall not be affected, and the rights and obligations of the Parties shall be construed and enforced as if this Agreement did not contain the particular part, term, or provision held to be illegal or invalid.

(g)   This Agreement constitutes the entire understanding and agreement of the Parties with respect to the subject matter herein and supersedes (as of the Effective Date) any custodian agreement heretofore in effect between the Parties.

(h)   The rights and obligations contained in Sections 6, 7, 8, 9, 10, 11, and 16 of this Agreement shall continue, notwithstanding the termination of this Agreement, in order to fulfill the intention of the Parties as described in such Sections.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers.

X1 Capital Inc.   **UMB Bank, n.a.**

By: _____James Hickey_____   By: _____
Name: ___James Hickey_____   Name: Amy Small
Title: ____CEO_____   Title: Executive Vice President
Date: ____April 9, 2025_____   Date: _April 10, 2025_____

Schedule A
to the
Custody Agreement
by and between
the Funds listed on Appendix B hereto
and
UMB Bank, N.A.

Fees

Asset Value Fee

Computed as of month-end on the average asset market value of each account at the annual rate of:

■	First $250 million in assets	1.0 basis point, plus
■	Next $250 million in assets	.50 basis point, plus
■	Assets over $500 million	.40 basis point
	*Subject to annual minimum per account**	*$25,000*

*Assessed monthly at the greater of 1/12 of asset basis point calculation or 1/12 of annual minimum.

Investor Reporting (annual, per account) $2,000

Flat Fee per Feeder/Blocker Fund (annual, per account) $5,000

Control/Segregated Collateral Portfolio (annual, per portfolio) $2400

Tax Reporting (annual, per account) $500

Portfolio Transaction Fees

■	DTC*	$6.00
■	Fed book entry*	$10.00
■	Physical*	$30.00
■	Principal paydown	$7.00
■	Option (purchased or written) / future	$30.00
■	Inter-portfolio cash/security transfer	$3.00
■	Corporate action / call / reorganization	$30.00
■	UMB repurchase agreement*	$6.00
■	Tri-party repurchase agreement*	$20.00
■	Wire in (non-settlement-related)	$10.00
■	Wire out and check issued – requested via automated (non-settlement-related)	$10.00
■	Wire out and check issued – requested via email or fax (non-settlement-related)	$25.00
■	ACH out and in	$1.00
■	Domestic Proxy	Included
■	FX via UMB	Included
■	USD cross border wire in / out	$35.00
■	Foreign Currency payments / receipts	$35.00
■	Buy, sell or free security movement – Mutual Fund trade execution	$10.00
■	Dividend, capital gain or re-invest, each – Mutual Fund trade execution	$5.00

* A transaction includes buys, sells, maturities, or free security movements.

Alternative Investment Fees (pertain to underlying portfolio fund holdings)

■	*Initial subscriptions*	*n/a**
■	*Subsequent subscriptions*	*n/a**
■	*Redemptions*	*n/a**
■	*Transfer of assets to UMB as nominee*	*n/a*

- Additional alternative asset processing $40.00
- Market value updates $25.00

* Covered under "Additional alternative asset processing" charge

Special Services
- Class action filings/collection   Included
- Standard file transmission (cash, holdings, transactions)   Included
- Conversion transactions   TBD
- Non-standard file transmission, maintenance, monthly $200

Fees for activities of a non-recurring nature such as Company consolidations or reorganizations, third-party tax recovery services support, extraordinary security transfers or shipments and the preparation of special reports will be subject to negotiation. Fees for other special items will be negotiated separately.

Additional fees at $200 per hour, or as agreed upon by project, may apply for special programming or projects to meet your servicing requirements or to create custom reports or data extracts.

Out-of-Pocket Expenses

Other expenses are out-of-pocket or pass-through expenses that include but are not limited to security transfer fees, certificate fees, shipping/courier fees or charges, bank DDA service charges, proxy fees / charges, legal review/processing of restricted and private placement securities, allocated pass-through costs of third-party providers to the fund and expenses, including but not limited to attorney's fees, incurred in connection with responding to and complying with SEC or other regulatory investigations, inquiries or subpoenas, excluding routine examinations of UMB in its capacity as a service provider.

All fees, other than basis point fees, are subject to an annual escalation no greater than the increase in the Consumer Price Index–Urban Wage Earners (CPI). Such escalations shall be effective commencing one year from the effective date of each Fund and the corresponding date each year thereafter. No amendment of this fee schedule shall be required with each escalation. CPI will be determined by reference to the Consumer Price Index News Release issued by the Bureau of Labor Statistics, U.S. Department of Labor.

This fee schedule pertains to custody of U.S. domestic assets only. We will provide our fee schedule for Euroclear and global custody upon request.

Fees for services not contemplated by this schedule, including a material change in the scope of a service, will be negotiated on a case-by-case basis.

<center>**APPENDIX A**</center>

<center>**CUSTODY AGREEMENT**</center>

The following Subcustodians and Securities Systems are approved for use in connection with the Custody Agreement dated <u>April 10, 2025</u>.

SECURITIES SYSTEMS:

       Depository Trust Company
       Federal Book Entry

SPECIAL SUBCUSTODIANS:

DOMESTIC SUBCUSTODIANS:

       Brown Brothers Harriman & Co. (Foreign Securities Only)

X1 Capital Inc.   **UMB Bank, n.a.**

By: _____*James Hickey*_____   By: _____
Name: ___James Hickey_____   Name: Amy Small
Title: ___CEO_____   Title: Executive Vice President
Date: ___April 9, 2025_____   Date: _April 10, 2025_____

APPENDIX B

CUSTODY AGREEMENT

The following limited partnerships and/or limited liability companies (i) are hereby made Parties to the custody agreement dated April 10, 2025 and made between UMB Bank, n.a. and each Fund listed on this Appendix B and (ii) agree to be bound by all the terms and conditions contained in said agreement:

Fund	State of Organization and Services Effective Date
X1 Capital Inc.	Maryland, [●]